SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Alight, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01626W101

(CUSIP Number)

Michael L. Gravelle

c/o Cannae Holdings, Inc.

1701 Village Center Circle

Las Vegas, NV 89134

(702) 323-7330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the

Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626W101	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 52,477,062*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 52,477,062*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,477,062*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.28%*
(14)	TYPE OF REPORTING PERSON CO

*	Includes all shares of Class A Common Stock beneficially owned by Cannae Holdings, LLC. See Item 5.

CUSIP No. 01626W101	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 52,477,062*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 52,477,062*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,477,062*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.28%*
(14)	TYPE OF REPORTING PERSON OO

*	See Item 5.

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc. and Cannae Holdings, LLC (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on July 12, 2021 (as amended from time to time, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Alight, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is supplemented as follows:

The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference.

Information with respect to Schedule A Persons as of March 11, 2022 is set forth on Schedule A to this Amendment No. 2 and is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On December 29, 2021, Cannae Holdings, LLC received 773,446 shares of Class A Common Stock from Bilcar FT, LP, as disclosed in a Form 4 filed by the Reporting Persons on January 3, 2022.

On March 11, 2022, Cannae Holdings, LLC received, in the aggregate, 6,199,879 shares of Class A Common Stock from Trasimene Capital FT, LP (“Trasimene Capital”) pursuant to certain distributions in kind by Trasimene Capital to its partners, which distributions were made on a pro-rata basis for no additional consideration in accordance with Trasimene Capital’s limited partnership agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 2, as of the date of this Amendment No. 2, are incorporated herein by reference. Information as of the date of this Amendment No. 2 with respect to the Schedule A Persons as of March 11, 2022 is set forth on Schedule A and is incorporated herein by reference.

The calculation in this Amendment No. 2 of the percentage of Class A Common Stock outstanding beneficially owned by a Reporting Person or a Schedule A Person is based on 465,211,609 shares of Class A Common Stock outstanding as of March 7, 2022, as reported by the Issuer in its Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 10, 2022.

(a) As of the date of this Amendment No. 2, the Reporting Persons beneficially owned an aggregate of 52,477,062 shares of Class A Common Stock, which represents approximately 11.28% of the outstanding Class A Common Stock and is comprised of 48,273,325 shares directly owned by CHL and 4,203,737 shares directly owned by Cannae Funding LLC (“CFL”). CHL and CFL are wholly-owned subsidiaries of CHI.

(b) As of the date of this Amendment No. 2, the number of shares of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows (7) through (10) of the cover pages of this Amendment No. 2 and is incorporated herein by reference.

(c) Neither the Reporting Persons, nor to their knowledge any of the Schedule A Persons, has effected any transactions in the Class A Common Stock during the past 60 days, other than as disclosed in Item 4 of this Amendment No. 2 or Schedule A hereto, which are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2022

CANNAE HOLDINGS, INC.

By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC

By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Managing Director, General Counsel and Corporate Secretary

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned(1)		Percentage Beneficially Owned(1)
William P. Foley II	Managing Member and Senior Managing Director of Trasimene Capital Management, LLC	(2)	14,499,531	(3)	3.12%
David Aung	Investment Officer at the City of San Jose Office of Retirement Services	(2)	4,915		Less than 0.01%
Hugh R. Harris	Director of Cannae Holdings, Inc.	(2)	33,395		Less than 0.01%
C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	(2)	25,295		Less than 0.01%
Mark D. Linehan	Chief Executive Officer of Wynmark Company	(2)	9,980		Less than 0.01%
Frank R. Martire	Executive Chairman of NCR Corporation	(2)	309,834		0.07%
Richard N. Massey	Chief Executive Officer of Cannae Holdings, Inc.	(2)	254,159	(4)	0.05%
Erika Meinhardt	Executive Vice President of FNF	(2)	43,797		0.01%
Barry B. Moullet	Principal of BBM Executive Insights, LLC	(2)	9,915		Less than 0.01%
James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	(2)	15,441		Less than 0.01%
Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	(2)	433,867		0.09%
David W. Ducommun	President of Cannae Holdings, Inc.	(2)	86,868		0.02%
Bryan D. Coy	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(2)	18,500		Less than 0.01%
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(2)	159,394		0.03%

(1)

Based on 465,211,609 shares of Class A Common Stock outstanding as of March 7, 2022, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 10, 2022. Information with respect to the executive officers and directors named herein is to the Reporting Persons’ knowledge as of the date hereof. If the Reporting Persons obtain information concerning such individuals that would cause a material change in the disclosure, an amendment to this Schedule 13D will be filed to disclose such change.

(2)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3)

Includes shares of Class A Common Stock directly and indirectly beneficially owned by Mr. Foley following the distribution of the Issuer’s shares of Class A common stock by Trasimene Capital FT, LP as described in Item 5 of this Statement.

(4)	On March 11, 2022, Mr. Massey purchased 50,000 shares of Class A common stock in several market transactions within a $1.00 range for a weighted average price of $8.92.

Cannae Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Bryan D. Coy	Managing Director and Chief Financial Officer, Cannae Holdings, LLC	(2)	(3)	(3)
David W. Ducommun	Managing Director, Corporate Finance, Cannae Holdings, LLC	(2)
William P. Foley, II	Senior Managing Director, Cannae Holdings, LLC	(3)	(3)	(3)
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(3)	(3)	(3)
Spencer R. Jaffe	Vice President, Corporate Finance, Cannae Holdings, LLC	(2)
Cannae Holdings, Inc.(1)	Managing Member, Cannae Holdings, LLC	(2)	(1)	(1)

(1)	Cannae Holdings, Inc., a Delaware corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of this Amendment No. 2.
(2)	c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3)	See table for “Cannae Holdings, Inc.” in this Schedule A.